Exhibit 8.1

LIST OF SUBSIDIARIES

We have the following subsidiaries:

Subsidiary Name	Jurisdiction of Incorporation	Ownership Percentage
MTS IntegraTRAK Inc.	Delaware	100%
MER Fifth Avenue Realty Inc. (a subsidiary of MT IntegraTRAK Inc.)	New York	100%
MTS Asia Ltd.	Hong Kong	100%
Telegent Ltd.	Israel	100%
Bohera B.V.	The Netherlands	100%
TABS Brazil Ltda. (a subsidiary of Bohera B.V.)*	Brazil	100%
______________
* In March 2009, we discontinued the operations of TABS Brazil Ltda.